UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10488 / April 25, 2018

SECURITIES EXCHANGE ACT OF 1934
Release No. 83108 / April 25, 2018

ADMINISTRATIVE PROCEEDING
File No. 3-18452

In the Matter of	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933 AND SECTIONS 12(j) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, IMPOSING A CEASE-AND-DESIST ORDER, AND REVOKING REGISTRATION OF SECURITIES**
AF OCEAN INVESTMENT MANAGEMENT COMPANY	
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") and Sections 12(j) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against AF Ocean Investment Management Company ("Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over him and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 12(j) and 21C of the Securities Exchange Act of 1934, Making Findings, Imposing a Cease-and-Desist Order, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

Summary

These proceedings arise out of AF Ocean's status as an undisclosed "blank check" company as defined in Rule 419 under the Securities Act, 17 C.F.R. § 230.419, by which its principal, Andy Z. Fan, acquired virtually all of the shares of a public company for a future reverse merger. AF Ocean's periodic reports with the Commission failed to disclose the beneficial ownership of Fan over essentially all its issued securities. AF Ocean also issued press releases and filed periodic reports misrepresenting that it had purported business operations. AF Ocean has since become delinquent in its filing obligations with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2016.

Respondent

1.   AF Ocean (CIK No. 0001501489), formerly known as Dinello Restaurant Ventures, Inc. ("Dinello"), is a Florida corporation located in Ellenton, Florida with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. AF Ocean is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2016. As of March 15, 2018, AF Ocean's common stock was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc., had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Background

2.   In 2011, Fan sought to amass a roster of public companies in the United States for later reverse mergers with Chinese companies. The first such public company was AF Ocean, which resulted from the acquisition by Fan of essentially all the securities of an undisclosed blank check company, Dinello. Specifically, pursuant to a stock purchase agreement dated September 15, 2011, Fan purchased both the control block and all but 3,000 of the 421,225 shares that were part of a registered offering pursuant to a Form S-1 registration statement effective as of May 11, 2011. The stock purchase agreement also provided that Fan would be appointed as a Director and elected as Chairman of the Board of Directors.

3.   In September and October 2011, Dinello and AF Ocean filed Forms 8-K with the Commission announcing Fan's appointment as an officer and director and the change of the company name to AF Ocean. However, the Forms 8-K misrepresented that "[t]here are no arrangements or understanding between [Fan] and any other person pursuant to which he was

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

selected as a Director." The Forms 8-K, along with all subsequent periodic reports, also failed to disclose Fan's purchase of essentially all the Form S-1 shares.

4.   AF Ocean's subsequent periodic reports, including both annual reports on Form 10-K and quarterly reports on Form 10-Q, failed to disclose Fan's control over essentially the entire public float of its securities.

5.   Fan knew that "shell companies" as defined under the federal securities laws are less attractive reverse merger candidates, and that these companies would need to report actual revenues and operations in order not to be classified as a "shell company." To that end, AF Ocean fabricated purported revenues in the form of sham consulting agreements and revenues that never existed.

6.   For example, on April 24, 2012, AF Ocean filed a Form 8-K with the Commission and issued a press release announcing a consulting agreement worth $180,000. To the contrary, that agreement never existed. AF Ocean subsequently reported revenues under that purported agreement in its periodic reports. However, AF Ocean never earned such revenues. Further, on January 18, 2013, AF Ocean issued a press release announcing new projects that never existed.

7.   All of AF Ocean's periodic reports misrepresented that AF Ocean is not a "shell company" as defined in Rule 12b-2 of the Exchange Act.

8.   As a result of the conduct described above, AF Ocean violated Section 17(a)(1) and 17(a)(3) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, which prohibit fraudulent conduct in the offer or sale of securities and in connection with the purchase or sale of securities.

9.   As a result of the conduct described above, AF Ocean violated Section 13(a) of the Exchange Act and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder, which require that an issuer of securities registered under Section 12 of the Exchange Act file periodic information, documents, and reports as required pursuant to Section 13 of the Exchange Act, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and that such reports contain such material information as may be necessary to make the required statements in light of the circumstances under which they are made not misleading.

10.   AF Ocean has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since April 14, 2016 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending June 30, 2016.

IV.

In view of the foregoing, the Commission deems it appropriate, in the public interest, to impose the sanctions agreed to in Respondent's Offer.

Accordingly, pursuant to Section 8A of the Securities Act and Sections 12(j) and 21C of the Exchange Act, it is hereby ORDERED that:

A.   Respondent cease and desist from committing or causing any violations and any future violations of Section 17(a)(1) and 17(a)(3) of the Securities Act and Sections 10(b) and 13(a) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1, 13a-11 and 13a-13 thereunder.

B.   Registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of April 26, 2018.[2]

By the Commission.

Brent J. Fields
Secretary

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[2]   This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.